Exhibit 99.5

Gold Standard Ventures Corp.

(the “Company”)

2022 NI 51-102 Request Form

for Annual Financial Statements and Interim Financial Statements

TO REGISTERED HOLDERS AND BENEFICIAL OWNERS OF SECURITIES

National Instrument 51-102 requires that the Company send annually to the registered holders and beneficial owners of its securities (“Securityholders”) a request form to allow Securityholders to elect to receive a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A. These documents will be available on SEDAR at www.sedar.com when filed. If you wish to receive such mailings, please complete and return this form.

Please note that a request form will be mailed each year and Securityholders must return such form each year to receive the documents indicated above.

PLEASE RETURN TO:

Gold Standard Ventures Corp.
610 – 815 West Hastings Street
Vancouver, BC V6C 1B4

The undersigned Securityholder hereby elects to receive:

□	Interim Financial Statements and the related MD&A;

and / or

□	Annual Financial Statements and related MD&A.

NAME OF SECURITYHOLDER:

Postal Address:

You will not receive copies of the interim or annual financial statements of the Company (or the related MD&A) if you do not complete and return this form

I confirm that I am a:    ☐ registered shareholder OR ☐ beneficial shareholder of the Company.

Signature of Securityholder:	Date:

Name and Title of Person Signing Above
if Different From Name Above:

The Canadian Securities Administrators recognizes that developments in information technology allow companies to disseminate documents to securityholders and investors in a more timely and cost efficient manner than by traditional paper methods. By providing an e-mail address, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the financial statements and MD&A in PDF format, if electronic delivery is allowed by applicable regulatory rules and policies. I understand that I am not required to consent to electronic delivery and that I will be provided with a paper copy of the financial statements and MD&A if electronic delivery of such documents by e-mail fails. This consent may be revoked or changed at any time by notification to the Company at the above address.

E-MAIL ADDRESS (optional):